EXHIBIT 99.3
SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

Dated July 29, 2009

by and between

ROCK ISLAND CAPITAL, LLC

and

ECHO METRIX, INC.

4.7	Investment Representations	11
4.8	Accredited Investor	11
4.9	Access to Information	11
ARTICLE V COVENANTS		11
5.1	Restrictive Legends	11
5.2	Change in Condition	11
ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES		12
6.1	Conditions to obligations of the Buyer.	12
6.2	Conditions to obligations of the Company.	12
ARTICLE VII REGISTRATION RIGHTS		12
ARTICLE VIII MISCELLANEOUS		13
8.1	Survival; Certain Other Matters	13
8.2	Further Assurances	13
8.3	Expenses of the Transaction
8.4	Notices
8.5	No Modification Except in Writing
8.6	Entire Agreement
8.7	Severability
8.8	Assignment
8.9	Governing Law; Jurisdiction.
8.10	Captions
8.11	Counterparts
8.12	Delays or Omissions

Exhibit A  Certificate of Designations

ii

SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (“Agreement”), made and entered into this 28th day of July, 2009, by and between ROCK ISLAND CAPITAL, LLC, and/or assigns (“Buyer”), and ECHO METRIX, INC., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the Buyer desires to purchase and acquire from the Company, and the Company desires to issue and deliver to the Buyer, an aggregate of 550,055 Series B Convertible Preferred Shares for $5,000,000, (the “Purchase Shares”) free and clear of all claims, liens, options, charges and encumbrances of any kind other than restrictions on transfer as provided under applicable securities laws (“Liens”) on the terms and subject to the conditions hereinafter set forth; and

WHEREAS, unless the context otherwise requires, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants hereinafter contained, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.  As used herein, the following terms shall have the respective meanings ascribed to them below:

“Action” has the meaning ascribed to such term in Section 3.9.

“Affiliate” means, with respect to any specified Person, (i) any other Person 50% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by such specified Person or (ii) any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person by virtue of ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning ascribed to such term in the Preamble.

“Business Day” means any day (other than Saturday or Sunday) on which banking institutions in the State of New York are not authorized or obligated by law to close.

“Buyer” has the meaning ascribed to such term in the Preamble.

“Certificate of Designations” shall mean the Certificate of Designations of the Series B Preferred Stock, attached hereto as Exhibit A.

“Closing” has the meaning ascribed to such term in Section 2.1.

“Closing Date” has the meaning ascribed to such term in Section 2.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor statute thereto.

“Common Stock” has the meaning ascribed to such term in Section 3.6.

“Company” has the meaning ascribed to such term in the Preamble.

“Company Material Adverse Effect” shall mean any event, condition or contingency that has had, or is reasonably likely to have, a material adverse effect on the business, assets, liabilities, results of operations, prospects or financial condition of the Company and its Subsidiaries, taken as a whole, provided, however, that a Company Material Adverse Effect shall not include any such effect resulting from or arising in connection with (a) changes or conditions generally affecting the industries or segments in which the Company operates or (b) changes in general economic, market or political conditions.

“Conversion Shares” has the meaning ascribed to such term in Section 3.6(b).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and all regulations promulgated there under.

“Financial Statements” has the meaning ascribed to such term in Section 3.8.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality.

“Governmental Rules” shall mean all laws, statutes, rules, regulations, codes, ordinances, writs, orders or decrees of any Governmental Authority.

“Lien” has the meaning ascribed to such term in the Preamble.

“Person” shall mean any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or other entity or Governmental Authority.

“Purchase Price” has the meaning ascribed to such term in Section 2.3.

“Purchase Shares” has the meaning ascribed to such term in the Recitals.

“SEC” shall mean the Securities and Exchange Commission.

“SEC Reports” has the meaning ascribed to such term in Section 3.8.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and all regulations promulgated thereunder.

“Series B Preferred Stock” has the meaning ascribed to such term in the Recitals.

“Subsidiary” shall mean, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (i) more than fifty percent of the securities or other ownership interests or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Survival Period” has the meaning ascribed to such term in Section 8.1.

“Transaction Documents” shall mean the Certificate of Designations and those other agreements, certificates and documents entered into or delivered between the Buyer and the Company related to, ancillary to, or in connection with this Agreement or the Certificate of Designations.

1.2 Knowledge.  As used in the Agreement, “to the Company’s knowledge” or “to the knowledge of the Company” or words of similar import shall mean the actual knowledge of Jeffrey Greene, the Chief Executive Officer of the Company.

1.3 Interpretation.  When a reference is made in this Agreement to a section, article, paragraph, clause, annex or exhibit, such reference shall be to a reference to this Agreement unless otherwise clearly indicated to the contrary.  The descriptive article and section headings herein are intended for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.  The meaning assigned to each term used in this Agreement shall be equally applicable to both the singular and the plural forms of such term, and words denoting either gender shall include both genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

The parties have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents.  Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement and each of the Transaction Documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring either party by virtue of the authorship of any provision of this Agreement or of any of the Transaction Documents.

ARTICLE II

CLOSING; PURCHASE AND SALE

2.1 The Closing.  Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transaction set forth in this Article II shall take place simultaneously with the payment of tranche number three (3) (hereinafter described) on or before December 2, 2009, or at such other time or such other date as Buyer and the Company may agree, at the offices of Rosenthal Rosenthal Rasco Kaplan, LLC (such date upon which the Closing occurs is referred to as the “Closing Date”).

2.2 Issuance and Delivery of the Purchase Shares.  At the Closing, the Company shall issue and deliver to the Buyer certificates for the Purchase Shares and the Buyer shall purchase the Purchase Shares from the Company.

2.3 The Purchase Price.  The Buyer shall purchase the Purchase Shares for a purchase price equal to $9.09 per Purchase Share (the “Purchase Price”), which shall be paid to the Company by the Buyer in accordance with paragraph 2.4 below.  See Attached Pricing Schedule 1.

2.4 Delivery of Purchase Price.  The aggregate Purchase Price shall be paid by the Buyer to the Company by wire transfer in the following three tranches: (1) the sum of $1,000,000.00 shall be wire transferred to Company in accordance with the wire transfer instructions attached hereto on or before August 14, 2009.; (2) , the sum of $1,000,000.00 shall be wire transferred to Company no later than October 7, 2009;  and (3) a final payment of $3,000,000.00 shall be wire transferred to Company no later than December 2, 2009.

2.5 Use of Proceeds.  The Company shall use the net proceeds from the issuance of the Purchase Shares for repayment of existing debts, and general working capital purposes.

2.6  Board of Directors.  Immediately following the funding of the Closing (as defined in Section 2.1, the Company will allow the Buyer to elect four members (a majority) of the board of directors to the Company.  Such election is subject to the procedures delineated in the Company’s current by-laws and articles of incorporation as filed with the SEC.  Seller represents that the total number of directors currently sitting on the board of directors of the Company is fixed at seven.

2.7  Preemptive Rights.  The Buyer shall have the right to purchase an equal number of shares from the Company in order to maintain his ownership percentage.  If the Company issues options or warrants at a stated exercise price, the Buyer shall have the right to purchase common shares at the same exercise price.  If the Company shall issue shares, options or warrants in exchange for services, or other assets, the Buyer shall have the right to purchase an equivalent number of shares at the price of fifteen cents ($0.15) per share for a period of one (1) year following the date that shares are issued to third parties.

2.8 Summary of Series B Convertible Preferred.  (i) Each share of Series B Convertible Preferred is convertible into 100 common shares of stock of the Company and 100 common stock purchase warrants; (ii) each Preferred B share entitles the Buyer to 100 common stock warrants at an exercise price of $0.15 with a five year expiration (550,055 Preferred B Shares entitles Buyer to 55,005,500 shares); (iii) Buyer shall have a right of first refusal on any additional financing. (iv) All shares of convertible stock shall have piggy back rights in terms of registration for a period of twelve months after conversion. (v) Preferred Series B holders are entitled to a 7% APR dividend payable in shares of common stock, commencing 90 days after the closing date in this document and such shares will be delivered quarterly and issued based on the 30 day volume weighted average prior to each fiscal quarter end;  and (vi) each Series B convertible share shall have super voting rights equal to two votes for every underlying common share.

2.9 Due Diligence.  Buyer shall have 7 days from the effective date of this Agreement, to perform all necessary due diligence relating to the Company and the Purchase Shares. (the “Due Diligence Period”).  Seller will cooperate in providing all documentation requested to Buyer in Seller’s possession which Buyer deems necessary to properly perform such due diligence.  Buyer will notify Company of any specified documentation requested by Monday August 3, 2009.  At the expiration of the 7 day Due Diligence Period, Buyer may cancel Agreement at Buyer’s own discretion, by giving written notice to Seller of such prior to the expiration of Due Diligence Period.  In the event that Buyer shall not cancel this agreement, then Buyer shall remit the payments as described in section 2.4 and close on the Closing Date as herein contemplated.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:

3.1 Organization; Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the corporate power and authority to conduct its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of the business conducted by it, and/or the character of the assets owned or leased by it, makes such qualification or licensure necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, limit the Company’s ability to consummate the transactions hereby contemplated or have a Company Material Adverse Effect.

3.2 Subsidiaries.  All of the outstanding shares of the capital stock of each Subsidiary of the Company are owned by the Company free and clear of all Liens.  Each of the Company’s Subsidiaries is set forth as exhibits properly filed with the SEC and is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of the Company’s Subsidiaries has the power and authority to conduct its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in all jurisdictions in which the nature of the business conducted by it, and/or the character of the assets owned or leased by it, makes such qualification or licensure necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, limit the Company’s ability to consummate the transactions hereby contemplated or have a Company Material Adverse Effect.

3.3 Authority; Execution and Delivery; Enforceability.  The Company has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents and to consummate the transactions hereby and thereby contemplated.  The execution and delivery by the Company of this Agreement and the Transaction Documents and the consummation by the Company of the transactions hereby and thereby contemplated have been authorized by all necessary corporate action of the Company.  The Company has duly executed and delivered this Agreement and the Transaction Documents, and, assuming the due execution and delivery of this Agreement and the Transaction Documents by each party thereto (other than the Company), this Agreement and the Transaction Documents constitute valid and binding obligations of the Company and are enforceable against the Company in accordance with its and their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles (whether considered in a proceeding at equity or in law).

3.4 Non-Contravention. Neither the execution nor delivery of this Agreement and the Transaction Documents by the Company, nor the consummation of the transactions hereby and thereby contemplated by the Company, will:

(i)           constitute any violation or breach of the certificate of incorporation or the by-laws (or comparable organizational documents in the case of Subsidiaries) of the Company or any of its Subsidiaries;

(ii)          constitute a default under or a violation or breach of, or result in the acceleration of any obligation under, any provision of any Contract to which the Company or any of its Subsidiaries is a party or by which any of the assets of the Company or any of its Subsidiaries or the Purchase Shares may be affected;

(iii)         assuming the consents and approvals described in Section 3.7 have been received, violate any Governmental Rules affecting the Company or any of its Subsidiaries; or

(iv)         result in the creation of any Lien on any of the assets of the Company or any of its Subsidiaries;

other than, in the case of foregoing clauses (ii), (iii), and (iv), those defaults, violations, breaches, accelerations and Liens which, individually or in the aggregate, would not have a Company Material Adverse Effect.

3.5 Corporate Documents.  The Company has filed as exhibits to the SEC Reports true and complete copies of the Certificate of Incorporation, as amended, and By-Laws of the Company.

3.6 Capitalization; Options

.(a) The Company is authorized to issue 250,000,000 shares of Common Stock, par value $0.00001 per share, 75,618,059 of which are issued and outstanding as of the date hereof, (“Common Stock”) and 25,000,000 shares of Preferred Stock, 901,237 of the Series A are issued and outstanding as of the date hereof (prior to giving effect to the transactions contemplated by this Agreement).

(b)           All of the Purchase Shares when issued to the Buyer in accordance with the terms of this Agreement shall be legally and validly issued, fully paid and non-assessable, free and clear of all Liens.  The shares of Common Stock issuable upon conversion of the Purchase Shares (the “Conversion Shares”) have been duly and validly reserved on the books and records of the Company and, when issued upon conversion of the Purchase Shares in accordance with the terms of the Certificate of Designations and the Warrant and applicable Governmental Rules, shall be legally and validly issued, fully paid and nonassessable, free and clear of all Liens.

(c)           Other than the Common Stock, the Series A Preferred and the Series B Preferred Stock, there are no other series or classes of capital stock of the Company authorized or issued and outstanding.  Except as set forth in the SEC Filings, there are no outstanding warrants, options, contracts, rights (preemptive or otherwise), calls, commitments or other instruments convertible into or exchangeable for shares of capital stock of the Company or any of the Company’s Subsidiaries, in each such case, to which the Company or any of Company’s Subsidiaries is a party and which relates to the sale or issuance of shares of capital stock of the Company or of any of Company’s Subsidiaries (collectively, the “Company Instruments”).  Except as set forth in the SEC Filings or as contemplated by this Agreement and the Transaction Documents, (i) the Company has not agreed to register any shares of its capital stock under the Securities Act or granted registration rights with respect to shares of its capital stock to any Person and (ii) there are no voting trusts, stockholders agreements, proxies or other agreements or understandings in effect to which the Company is a party with respect to the voting or transfer of any shares of Common Stock.  Except as disclosed in the SEC Reports or any exhibit thereto, to the extent any such Company Instruments are outstanding as of the date hereof, neither the issuance and sale of the Purchase Shares nor the issuance of the Conversion Shares in accordance with its terms will result in an adjustment of the exercise or conversion price of, or number of shares issuable upon the exercise or conversion of any such, Company Instruments.

(d)           The outstanding shares of Common Stock are all duly and validly authorized and issued, fully paid and nonassessable.  All outstanding Common Stock, options and other securities of the Company were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities laws (including, without limitation, anti-fraud provisions) or, subject in part to the truth and accuracy of each purchaser’s representations to the Company at the time of the purchase thereof, pursuant to valid exemptions therefrom.

3.7 Consents and Approvals.  Except for filings required  under applicable securities laws and designation in Delaware, no consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person is required on behalf of the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than such consents, approvals and authorizations of, and declarations, filings and registrations the failure of which to obtain, make or otherwise effect which would not, individually or in the aggregate, result in a Company Material Adverse Effect.

3.8 SEC Reports and Financial Statements.

(a)           The Company has filed all forms, reports and documents required to be filed by it with the SEC since July 23, 2003 (collectively, the “SEC Reports”).  The SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is required to file any form, report or other document with the SEC.

(b)           Each of the financial statements (including, in each case, any notes thereto) contained in the SEC Reports (the “Financial Statements”) (i) was prepared from the books of account and other financial records of the Company, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) presented fairly in all material respects the financial position of the Company as at the respective dates thereof and the results of its operations and its cash flows for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to the omission of footnotes and normal and recurring year-end adjustments which were not and are not expected, individually or in the aggregate, to have a Company Material Adverse Effect).

(c)           Except for liabilities and obligations reflected on the March 31, 2009 balance sheet of the Company included in the SEC Reports (including the notes thereto), liabilities and obligations disclosed in the SEC Reports (including exhibits thereto) filed prior to the date of this Agreement and other liabilities and obligations incurred in the ordinary course of business since March 31, 2009, neither the Company nor any of the Company’s Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a nature required to be disclosed on a balance sheet prepared in accordance with GAAP which, individually or in the aggregate, would cause a Company Material Adverse Effect.

3.9 Litigation and Claims.  There is no action, suit, claim, proceeding, arbitration or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or, to the best of the Company’s knowledge, against any officer, director or employee of the Company in connection with such officer’s, director’s or employee’s relationship with, or actions taken on behalf of, the Company or that questions the validity of this Agreement, or the right of the Company to enter into such agreements, or to consummate the transactions contemplated hereby or thereby.  Neither the Company nor any of its Subsidiaries is subject to or in default under any judgment, order, writ, agreement, injunction or decree of any court or Governmental Authority.

3.10 Exempt Offering.  Subject in part to the truth and accuracy of the Buyer’s representations set forth in Article IV of this Agreement, the offer, sale and issuance of the Purchase Shares and the Conversion Shares, as contemplated by and in conformity with this Agreement are exempt from the registration requirements of Section 5 of the Securities Act by virtue of Regulation D thereunder, and from the registration or qualification requirements of any other applicable federal or state securities laws, and the issuance of the Conversion Shares in accordance with the Company’s Certificate of Incorporation and the Certificate of Designations will be exempt from such registration and qualification requirements,  and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

3.11 Agreements; Action.  Other than as attached as an exhibit to the Company’s Annual Report on Form 10-K for year ended December 31, 2008, or any subsequent report on Form 10-Q or 8-K filed with the SEC, the Company is not a party to, and none of its properties, rights or assets are bound by, any material contract, agreement, lease, power of attorney, guaranty, surety arrangement, or other commitment, whether written or oral.

3.12 Disclosure.  None of this Agreement or any other statements or certificates made or delivered in connection herewith or therewith contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

3.13    Sale of Additional Shares of Stock.   From and after the payment of the first tranche of $1,000,000, and provided that Buyer shall comply with it’s obligation to pay the Purchase Price in a timely fashion as set forth in this agreement, the Company shall not sell any class of shares of stock or take any action to dilute the Buyers interest in the Company without the consent of Buyer which Buyer may withhold in its sole discretion, except for existing warrants and options that are exercised and for conversions of existing notes payable as part of the Company’s current normal course of business.  In the event that Buyer shall fail to timely pay any subsequent tranche payment, then upon 10 days notice to Buyer and right to cure, Company shall be free to sell shares of stock and/or dilute as otherwise permitted by the Company bylaws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company as of the date hereof and the Closing Date as follows:

4.1 Organization and Good Standing.  The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.

4.2 Corporate Authority; Execution and Delivery; Enforceability.  The Buyer has the requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the transactions hereby and thereby contemplated.  The execution and delivery by the Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation by the Buyer of the transactions hereby and thereby contemplated have been authorized by all necessary action (corporate or otherwise).  The Buyer has duly executed and delivered this Agreement and the Transaction Documents to which it is a party, and, assuming the due execution and delivery of this Agreement and the Transaction Documents by each party thereto (other than the Buyer), this Agreement and the Transaction Documents to which it is a party constitute valid and binding obligations of the Buyer and are enforceable against the Buyer in accordance with its and their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles (whether considered in a proceeding at equity or in law).

4.3 Non-Contravention.  Neither the execution nor delivery of this Agreement or the Transaction Documents to which it is a party by the Buyer, nor the consummation of the transactions hereby or thereby contemplated by the Buyer, will:

(i)           constitute any violation or breach of the organizational documents of the Buyer; or

(ii)          violate any Government Rule affecting the Buyer, other than any such violations which, individually or in the aggregate, would not prevent the Buyer from consummating the transactions contemplated by this Agreement and the Transaction Documents.

4.4 Consents and Approvals.  No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or third party is required on behalf of the Buyer in connection with the execution, delivery or performance of this Agreement or the Transaction Documents to which it is a party and all documents contemplated hereby or thereby or the transactions contemplated hereby and thereby, other than such consents, approvals and authorizations of, and declarations, filings and registrations with, third parties the failure of which to obtain, make or otherwise effect which would not, individually or in the aggregate, prevent the Buyer from consummating the transactions contemplated by this Agreement and the Transaction Documents.

4.5 Litigation and Claims.  There is no action, suit, claim, proceeding, arbitration or investigation pending or, to the knowledge of the Buyer, threatened against or affecting the Buyer with respect to the propriety or validity of the transactions contemplated hereby.

4.6 Finder.  Mr. Steven Berman has acted as an intermediary in the introduction of this transaction. The company at its own discretion may pay Mr. Berman a finder fee  and or bonus consistent with the existing consulting agreement between the Company and Mr. Berman.

4.7 Investment Representations.  The Buyer hereby acknowledges and agrees that the Purchase Shares, and, if and when issued, the Conversion Shares, will not be registered under the Securities Act or any state securities laws and may not be offered or sold except pursuant to registration or an exemption from the registration requirements of the Securities Act and all applicable state securities laws.  In this connection, the Buyer understands Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

4.8 Accredited Investor.  The Buyer represents that:  (i) the Buyer is an “accredited investor” (as such term is defined in Regulation D under the Securities Act) and (ii) the Buyer is capable of bearing the economic risk of such investment, including a complete loss of the investment in the Purchase Shares.

4.9 Access to Information.  Such Purchaser or his representative during the course of this transaction, and prior to the purchase of any  Series B Preferred Stock, has had the opportunity to ask questions of and receive answers from management of the Company concerning the terms and conditions of the offering of the Series B Preferred Stock and the additional information, documents, records and books relative to its business, assets, financial condition, results of operations and liabilities (contingent or otherwise) of the Company.

ARTICLE V

COVENANTS

5.1 Restrictive Legends.  None of the Purchase Shares or the Conversion Shares may be transferred without registration under the Securities Act and applicable state securities laws unless counsel to the Buyer shall advise the Company in writing that such transfer may be effected without such registration.  Each certificate representing any of the foregoing shall bear legends in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT (I) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES UNDER THE ACT, OR (II) UPON RECEIPT BY ISSUER OF AN OPINION OF LEGAL COUNSEL REASONABLY SATISFACTORY TO ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

The Company shall remove or cause its registrar and transfer agent to remove such legend at the time such Purchase Shares or Conversion Shares are transferred pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act.

5.2 Change in Condition.  Prior to the Closing, the Company shall promptly advise the Buyer in writing of any material change in the condition (financial or otherwise), operations or properties or businesses of the Company.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PARTIES

The obligation of the parties to consummate the transactions contemplated under this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by the party whose obligation is subject to such conditions, in their sole discretion.

6.1 Conditions to obligations of the Buyer.

(a)           There shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in an Action against the consummation of the transactions contemplated hereby or by any Transaction Document.

(b)           The Company shall have filed the Certificate of Designations with the Secretary of State of the State of Delaware by the Closing Date (as defined herein).

(c)           The representations and warranties of the Company contained in Article III that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

(d)           The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(e)           All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be duly obtained and effective as of the Closing.

6.2 Conditions to obligations of the Company.

(a)           There shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in an Action against the consummation of the transactions contemplated hereby or by any Transaction Document.

ARTICLE VII

REGISTRATION RIGHTS

If at any time the Company shall determine to register for its own account or the account of others under the Securities Act (including pursuant a demand for registration of any stockholder of the Company) any of its equity securities, other than on Form S-4 or Form S-8 or their then equivalents relating to shares of Common Stock to be issued solely in connection with any acquisition of any entity or business or shares of Common Stock issuable in connection with stock option or other employee benefit plans, it shall send to the Buyer written notice of such determination and, if within fifteen (15) days after receipt of such notice, the Buyer shall so request in writing to the Company, the Company shall use its best efforts to include in such registration statement all or any part of the Conversion Shares requested to be registered.

ARTICLE VIII

DEFAULT

8.1         By Buyer:

In the event that the Buyer shall fail to pay the first tranche payment of $1,000,000 on or before August 14, 2009, this Agreement shall become null and void and of no further force and effect.  In the event that Buyer shall fail to pay the second or third tranche payments beyond applicable cure periods, from and after such date, the Seller may terminate the Agreement and the same shall become null and void, provided however that Company shall, in any event, retain the portion of the Purchase Price paid and shall immediately issue Buyer the Purchase Shares in a prorata amount equal to the value of the amount paid (i.e. 110,011 shares for each $1,000,000 paid).  If Buyer shall fail to pay the second or third tranche payment, Seller shall have no right to pursue any other remedy against Buyer except as set forth in this Section 8.1.

8.2         By Company:

Should the Company be in default under this Agreement and fail to cure such default within ten (10) days following receipt of written notice of such default, Buyer may seek specific performance of this Agreement, and/or seek such other legal and equitable remedies as are available under Florida law.

ARTICLE IX

9.1 Survival; Certain Other Matters.

(a)           The representations and warranties of the parties contained in this Agreement shall survive the Closing and shall continue in full force and effect until the second anniversary of the date hereof, after which time such representations and warranties shall terminate and have no further force or effect; provided, however, that the representations and warranties contained in Sections 3.6, 4.6, 4.7, 4.8 and 4.9 hereof shall survive the Closing and remain in full force and effect until the expiration of the applicable statute of limitations, after which time such representations and warranties shall terminate and have no further force or effect.  The period during which any such representation or warranty survives is the “Survival Period” for such representation or warranty.  Notwithstanding the foregoing, any representation or warranty that would otherwise terminate shall survive with respect to, and only with respect to, any matter of which notice is given to Company or the Buyer, as the case may be, in writing pursuant to this Agreement prior to the end of the applicable Survival Period until such matter is resolved, after which time such representation and warranty shall terminate and have no further force or effect.  The representations, warranties and covenants of the Company contained in or made pursuant to this Agreement shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Buyer or the Company.

(b)           The covenants and agreements of the parties contained in this Agreement shall survive the Closing as to the Buyer until the Buyer no longer owns any Purchase Shares or Conversion Shares.

(c)           Each party hereto may assert a claim or cause of action under this Agreement with respect to (i) any breach of one or more of the representations and warranties contained in Articles III and IV hereof, as the case may be, provided that such claim or cause of action is asserted within the applicable time period specified in Section 8.1(a) hereof and (ii) subject to Section 8.1(b) hereof, a breach of any one or more of the covenants or agreements contained in this Agreement.  Except as provided for in the immediately preceding sentence, the parties to this Agreement agree that no claims or causes of action on any basis (including in contract or tort, under federal or state securities laws or otherwise), other than for fraud, may be brought against the Company or the Buyer or any of their respective directors, officers, employees, Affiliates, shareholders, successors, permitted assigns, agents, or representatives based upon, directly or indirectly, any of the representations or warranties contained in Articles III and IV of this Agreement or any misstatement or failure to state any fact made by Company in connection with the Buyer’s purchase of the Purchase Shares or the Conversion Shares.

9.2 Further Assurances.  From and after the Closing Date, each party shall, at any time and from time to time, make, execute and deliver, or cause to be made, executed and delivered, such instruments and agreements, and take or cause to be taken all such actions as counsel for the other party may reasonably request for the effectual consummation of this Agreement and the transactions hereby contemplated.

9.3 Expenses of the Transaction.  The Company and the Buyer shall each pay its own fees and expenses in connection with this Agreement and the transactions hereby contemplated.

9.4 Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (i) when delivered personally or by private courier, (ii) when actually delivered by registered or certified United States mail, return receipt requested, or (iii) when sent by telecopy (provided that it is confirmed by a means specified in clause (i) or (ii)), addressed as follows:

If to the Buyer:

Rock Island Capital, LLC
c/o Kevin S. Grossfeld, Esq.
Rosenthal Rosenthal Rasco Kaplan, LLC
20900 NE 30th Avenue, Suite 600
Aventura, FL 33180
Telecopy: (305) 937-1311
Telephone: (305) 937-0300

If to the Company to:

Echo Metrix, Inc.
6800 Jericho Turnpike, Suite 208E
Syosett, New York 11791
Attention:  CFO
Telecopy:   (516) 802 0228
Telephone:  (516) 802 0223

With a copy to:

Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Attention:  Greg Sichenzia
Telecopy:   (212) 930 9725
Telephone:  (212) 930 9700

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

9.5 No Modification Except in Writing.  This Agreement shall not be changed, modified, or amended except by a writing signed by the party to be affected by such change, modification or amendment, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to which performance is to be rendered.

9.6 Entire Agreement.  This Agreement, together with any Schedules and Exhibits hereto, sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them.

9.7 Severability.  If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected unless the provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

9.8 Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.  This Agreement and the Purchase Shares shall be freely assignable by Buyer.

9.9 Governing Law; Jurisdiction.

(a)           This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida applicable to contracts made and to be performed wholly within said State, without giving effect to the conflict of laws principles thereof.

(b)           Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of Florida or, if such court will not accept jurisdiction, the Circuit Court of the State of Florida, Miami Dade County or any court of competent civil jurisdiction sitting in Miami-Dade County, Florida.  In any action, suit or other proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claims that it is not subject to the jurisdiction of the above courts, that such action or suit is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper.  Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States.  A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

(c)           EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

9.10 Captions.  The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

9.11 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement.

9.12 Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to the Company or to the Buyer, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of the Company or any Buyer nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of the Company or the Buyer of any breach of default under this Agreement, or any waiver on the part of the Company or any Buyer of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement, or by law or otherwise afforded to the Company or the Buyer, shall be cumulative and not alternative.

8.13  Board Approval.  Although this Agreement has been signed by the Company CEO, Jeffrey Greene, this Agreement is subject to and contingent upon the approval of the Company Board of Directors on or before 5:00PM eastern time Thursday July 30, 2009.  In the event that Jeffrey Greene, CEO, shall not obtain board approval by such time, this Agreement shall be null and void and of no further force and effect.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Series B Preferred Stock Purchase Agreement on the day and year first above written.

ECHO METRIX, INC.

By:	/s/Jeffrey Greene
Jeffrey Greene
Chief Executive Officer

ACCEPTED

By:	/s/Richard Grossfeld
Richard Grossfeld
Manager

EchoMetrix
Schedule 1

Total COMMON Shares Outstanding as of July 21, 2009	75,618,059

COMMON Shares Required to Obtain 51% Ownership	78,704,510

Divided by Conversion Feature as per Section 2.8 (100 to 1)	100

Divided by Two Units (Section 2.8)	2

Total Preferred B Shares to Obtain 51% Ownership	393,523

Total Investment	$5,000,000

Divided by Shares	550,000

Price per Share	$9.090909 ** Rounded to $9.09

Total Shares after conversion of Investment
550,000 Times 100*2=110,011,000 Shares
Divided by Total Outstanding after investment
(110,011,000 +75,618,059)=185,629,059

% Owned by Investor for $5m                                                59.26= 59.3%

* Due to rounding, the Company has issued more than shares required by 55 shares.

Price per Share	$9.09
Investment	$5,000,000
Equals Total Shares to be Delivered at Closing :	550,055

In addition to the amounts described hereinabove, Buyer shall receive Ten Million (10,000,000.00) additional warrants at the Closing which shall each be exercisable at the price of Fifteen Cents ($0.15).

Buyer shall also receive up to an additional Ten Million (10,000,000.00) warrants, which shall each be exercisable at the price of Fifteen Cents ($0.15), to be delivered at the same time and in direct proportion to other existing notes, warrants and options converted by third parties.